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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              SYNTRO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                  MALLINCKRODT VETERINARY ACQUISITIONS, INC.

                         A WHOLLY OWNED SUBSIDIARY OF

                         MALLINCKRODT VETERINARY, INC.

                                      AND
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                            MALLINCKRODT GROUP INC.
                                   (BIDDERS)

                         COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   871629101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROGER A. KELLER
                         VICE PRESIDENT, SECRETARY AND
                                GENERAL COUNSEL
                            MALLINCKRODT GROUP INC.
                              7733 FORSYTH BLVD.
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-5200

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO
           THOMAS L. FARQUER                      DENNIS V. OSIMITZ
          VICE PRESIDENT, LAW                      SIDLEY & AUSTIN
     MALLINCKRODT VETERINARY, INC.            ONE FIRST NATIONAL PLAZA
           421 HAWLEY STREET                   CHICAGO, ILLINOIS 60603
       MUNDELEIN, ILLINOIS 60060                   (312) 853-7748
            (708) 949-3733

                           CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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              $45,018,001                              $9,004
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  * For the purpose of calculating the fee only, this amount assumes the purchase of 12,681,127 shares of Common Stock of Syntro Corporation at $3.55 per share. Such number of shares includes all outstanding shares as of September 22, 1995, and assumes the exercise of all outstanding stock options issued pursuant to the 1984 Incentive Stock Option Plan, the 1988 Executive Stock Option Plan, the 1988 Stock Option Plan and the 1994 Stock Option Plan, and agreements with certain consultants, of the Company.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                   FILING PARTY:
FORM OR REGISTRATION NO.:                 DATE FILED:

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

  This Statement relates to a tender offer by Mallinckrodt Veterinary Acquisitions, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Mallinckrodt Veterinary, Inc., a Delaware corporation ("Mallinckrodt Veterinary"), and an indirect wholly owned subidiary of Mallinckrodt Group Inc., a New York corporation ("Mallinckrodt Group"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Syntro Corporation, a Delaware corporation (the "Company"), at a purchase price of $3.55 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Syntro Corporation. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning Mallinckrodt Group, Mallinckrodt Veterinary and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): None of the Offeror, Mallinckrodt Veterinary or Mallinckrodt Group, nor, to their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Effect of the Offer on Market for Shares, Stock Quotation and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): The information set forth in the Introduction and Section 9 ("Certain Information Concerning Mallinckrodt Group, Mallinckrodt Veterinary and the Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Mallinckrodt Group, Mallinckrodt Veterinary and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on Market for Shares, Stock Quotation and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase, dated September 29, 1995.
     (a)(2)    Letter of Transmittal.
     (a)(3)    Letter from Goldman, Sachs & Co., as Dealer Managers to
               Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Com-panies and Other Nominees to Clients.
     (a)(5)    Notice of Guaranteed Delivery.
     (a)(6)    Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
     (a)(7)    Summary Announcement, dated September 29, 1995.
     (a)(8) Press Release issued by Mallinckrodt Group and the Company on September 25, 1995.
     (a)(9)    Press Release issued by Mallinckrodt Group on September
               29, 1995.
     (c)       Agreement and Plan of Merger, dated as of September 25,
               1995, among Mallinckrodt Veterinary, the Offeror and the Company.
     (d)       None.
     (e)       Not applicable.
     (f)       None.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1995

                                          Mallinckrodt Group Inc.

                                            /s/ Roger A. Keller
                                          By: _________________________________
                                             Name: Roger A. Keller
                                             Title:Vice President, Secretary
                                                  and General Counsel

                                          Mallinckrodt Veterinary, Inc.

                                            /s/ Paul D. Cottone
                                          By: _________________________________
                                             Name: Paul D. Cottone
                                             Title:President

                                          Mallinckrodt Veterinary
                                           Acquisitions, Inc.

                                            /s/ Paul D. Cottone
                                          By: _________________________________
                                             Name: Paul D. Cottone
                                             Title:President

                                       5